UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Change to its Fourth Quarter Earnings Release Date

We, LDK Solar Co., Ltd., have changed the release date of our fourth quarter 2011 results originally scheduled for April 12, 2012 to April 30, 2012, as our management needs additional time to finalize certain items in our fourth quarter 2011 financial results, including an impairment analysis of long-lived assets and an assessment of inventory write-downs and provisions for certain receivables. These provisions and the previously provided outlook for the fourth quarter 2011 are preliminary estimates and we have yet to complete our preliminary review and compilation of our financial information for the quarter. The results are subject to change based on further review by our management.

We currently expect to announce financial results for the fourth quarter ended December 31, 2011 before the market opens on Monday, April 30, 2012. We will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time the same day.

Our press release issued on April 10, 2012, including the dialing details for participation in the conference call, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: April 11, 2012

EXHIBIT 99.1

LDK Solar Announces Change to its Fourth Quarter Earnings Release Date

XINYU CITY, China and SUNNYVALE, Calif., April 10, 2012— LDK Solar Co., Ltd. (“LDK Solar” or the “Company”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it has changed the release date of its fourth quarter 2011 results originally scheduled for April 12, 2012 to April 30, 2012, as management needs additional time to finalize certain items in its fourth quarter 2011 financial results, including an impairment analysis of long-lived assets and an assessment of inventory write-downs and provisions for certain receivables. These provisions and the previously provided outlook for the fourth quarter 2011 are preliminary estimates and the Company has yet to complete its preliminary review and compilation of its financial information for the quarter. Results are subject to change based on further review by management.

The Company currently expects to announce financial results for the fourth quarter ended December 31, 2011 before the market opens on Monday, April 30, 2012. The Company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.

Fourth Quarter Conference Call Details

To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 30, 2012. An audio replay of the call will be available through May 12, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4524489#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono- and multi-crystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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